EX-99.d.1.ii

INVESTMENT MANAGEMENT
FEE REDUCTION AGREEMENT

THIS INVESTMENT MANAGEMENT FEE REDUCTION AGREEMENT is made by and between Delaware Management Company (“DMC”) and Ivy Funds (the “Trust”) on behalf of each series of the Trust set forth below (each a “Fund” and, collectively, the “Funds”).

WHEREAS, Ivy Funds, a Delaware statutory trust, is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-ended management investment company of the series type, and each Fund is a series of the Trust; and

WHEREAS, the Trust desires to induce DMC to waive a portion of its investment management fee;

NOW THEREFORE, the parties hereto agree as follows:

1.	Management Fee Waiver.

	1.1	Applicable Waiver Level. For the period from July 29, 2021 through July 29, 2022, DMC agrees to reduce the net management fee (as a percent of the Fund’s average net assets) that each Fund pays to DMC by the following amount:

Fund	Fee
Delaware Ivy Pzena International Value Fund	0.21%
Delaware Ivy Securian Real Estate Securities Fund	0.10%

2.	Termination and Effectiveness of Agreement.

	2.1	Termination. This Agreement shall terminate with respect to the applicable Fund upon termination of the Fund’s Investment Management Agreement or on July 29, 2022, whichever comes first. This Agreement may be terminated prior to expiration if such termination is approved by the Board of Trustees of the Trust, including the vote of a majority of the trustees who are not “interested persons” as defined in the 1940 Act.

	2.2	Effectiveness. This Agreement shall become effective July 26, 2021.

3.	Miscellaneous.

	3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2

Interpretation. Nothing contained herein shall be deemed to require the Board of Trustees of Ivy Funds (“Trust”) or the Fund to take any action contrary to the Trust’s Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of the Trust of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

3.3

Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the management fees, having a counterpart in, or otherwise derived from, the terms and provisions of the Investment Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Investment Management Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of July 26, 2021.

IVY FUNDS

By:	/s/ Shawn K. Lytle
Shawn K. Lytle, President & Chief Executive
Officer

DELAWARE MANAGEMENT COMPANY

By:	/s/ Richard Salus
Richard Salus, Senior Vice President